UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Partner Communications Company Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 0.01 Per Share

(Title of Class of Securities)

70211M109
(CUSIP Number)

Amphissa Holdings Limited Partnership Ariel Sharon 8 Or Yehuda, Israel +(972)- 3-5689200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 24, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AMPHISSA HOLDINGS LIMITED PARTNERSHIP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power ----
8. Shared Voting Power 49,862,800
9. Sole Dispositive Power ----
10. Shared Dispositive Power 49,862,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,862,800
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.15%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ISRAEL LITERAGE AND SUPPLY CO. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power ----
8. Shared Voting Power 49,862,800
9. Sole Dispositive Power ----
10. Shared Dispositive Power 49,862,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,862,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.15%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NYMPHAE A.A. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power ----
8. Shared Voting Power 49,862,800
9. Sole Dispositive Power ----
10. Shared Dispositive Power 49,862,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,862,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.15%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TORREL A A LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power ----
8. Shared Voting Power 49,862,800
9. Sole Dispositive Power ----
10. Shared Dispositive Power 49,862,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,862,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.15%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SHLOMO RODAV
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power ----
8. Shared Voting Power 49,862,800
9. Sole Dispositive Power ----
10. Shared Dispositive Power 49,862,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,862,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.15%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RONNIE GAT
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power ----
8. Shared Voting Power 49,862,800
9. Sole Dispositive Power ----
10. Shared Dispositive Power 49,862,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,862,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.15%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ZELA HOLDINGS LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power ----
8. Shared Voting Power 49,862,800
9. Sole Dispositive Power ----
10. Shared Dispositive Power 49,862,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,862,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.15%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AVRAHAM GABBAY
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power ----
8. Shared Voting Power 49,862,800
9. Sole Dispositive Power ----
10. Shared Dispositive Power 49,862,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,862,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.15%
14.	Type of Reporting Person (See Instructions) IN

The statement on Schedule 13D filed on April 5, 2022 relating to ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of Partner Communications Company Ltd., a company organized under the laws of the State of Israel (“Partner”) is hereby amended as set forth below by this Amendment No. 1 (this “Statement”) to include Zela Holdings Ltd. and Mr. Avraham Gabbay as additional Reporting Persons and in connection with Items 2, 4 and 7 below.

Item2.          Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

Amphissa Holdings Limited Partnership is a limited partnership organized under the laws of the State of Israel (“Amphissa”).  Its principal business is investment in Partner’s shares.

Israel Literage and Supply Co. Ltd. (“ILS”), a company organized under the laws of the State of Israel, serves as the general partner of Amphissa.  Its principal business is investment and management of various companies.  ILS is controlled by Nymphae A.A. Ltd., a company organized under the laws of the State of Israel, which is wholly-owned by Torrel A A Ltd., a company organized under the laws of the State of Israel.  Torrel A A Ltd. is 50%-owned by Shlomo Rodav and the remaining 50% is owned by Ronnie Gat (26%) and his daughters Tal Gat-Shchori (12%) and Michal Gilad (12%).  Ronnie Gat has the sole voting and dispositive power over the holdings of his daughters in Torrel A A Ltd.

Mr. Shlomo Rodav is a citizen of the State of Israel and serves as a director of ILS.

Mr. Ronnie Gat is a citizen of the State of Israel and serves as a director of ILS.

Under the Amphissa general partnership agreement, the parties agreed that Zela Holdings Ltd., a company organized under the laws of the State of Israel (“Zela Holdings”), shall, as and when certain restrictions are removed, join as a general partner of Amphissa and shall serve as a general partner of Amphissa together with ILS, in equal parts between them.  Zela Holdings’ principal business is being the general partner of Amphissa.  Accordingly, Zela Holdings is joining as a general partner of Amphissa effective as of June 1, 2022.  Zela Holdings is wholly owned by Mr. Avraham Gabbay.  Zela Investments Ltd., a company organized under the laws of the State of Israel (“Zela Investments”), is joining as a limited partner of the Partnership effective as of June 1, 2022. Zela Investments is jointly owned by Mr. Avraham Gabbay and is wife Mrs. Ayelet Gabbay.

Mr. Avraham Gabbay is a citizen of the State of Israel and serves as a director of Zela Holdings.

The principal business address for each of the Reporting Persons is c/o Amphissa Holdings Limited Partnership Ariel Sharon 8, Or Yehuda, Israel.

During the last five years, no Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.          Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The information contained in Item 3 is incorporated herein by reference.

Amphissa acquired its position in the Ordinary Shares for investment purposes. The Reporting Persons reserve the right to acquire additional Ordinary Shares or dispose of any or all of their Ordinary Shares in the open market, in private transactions or otherwise, at any time and from time to time, on such terms and at such times as the Reporting Persons may deem advisable, in all case subject to applicable law and licensing requirements.

Without derogating from the foregoing, Amphissa undertook and agreed to hold an aggregate of at least 26% of the means of control of Partner and accordingly, in the event that Amphissa’s ownership interest in Partner shall decrease to less than 26% for any reason, Amphissa shall acquire additional Ordinary Shares to maintain a 26% ownership interest in Partner.

On April 7, 2022, Mr. Shlomo Rodav, a Reporting Person, was appointed by the board of directors of Partner to serve as a director of Partner until the upcoming annual general meeting of shareholders of Partner.  Mr. Shlomo Rodav serves as a member and the chairman of Partner’s nominating committee.

On May 23, 2022, the board of directors of Partner approved the appointment of Mr. Avraham Gabbay, a Reporting Person, as the new Chief Executive Officer of Partner, effective June 1, 2022, pursuant to the recommendation of Partner’s nominating committee.

Other than as described above, the Reporting Persons currently have no plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 7.          Material to be Filed as Exhibits

Exhibit 1          Joint Filing Agreement dated as of May 27, 2022

Exhibit 2*        Offer Letter dated November 24, 2021 provided by Amphissa to Adv. Ehud Sol

* Previously filed

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 27, 2022

Amphissa Holdings Limited Partnership By: Israel Literage and Supply Ltd., managing general partner
By:	/s/ Shlomo Rodav
Name: Shlomo Rodav
Title: Director

Israel Literage and Supply Co. Ltd.

By:	/s/ Shlomo Rodav
Name: Shlomo Rodav
Title: Director

Nymphae A.A. Ltd.

By:	/s/ Shlomo Rodav
Name: Shlomo Rodav
Title: Director

Torrel A A Ltd.

By:	/s/ Shlomo Rodav
Name: Shlomo Rodav
Title: Director

Shlomo Rodav
By:	/s/ Shlomo Rodav

Ronnie Gat
By:	/s/ Ronnie Gat

Zela Holdings Ltd.

By:	/s/ Avraham Gabbay
Name: Avraham Gabbay
Title: Director

Avraham Gabbay
By:	/s/ Avraham Gabbay